Exhibit 99.1

CONTACT:
John C. Wobensmith
President and Chief Financial Officer
Baltic Trading Limited
(646) 443-8555

BALTIC TRADING LIMITED ANNOUNCES
FIRST QUARTER FINANCIAL RESULTS

New York, New York, May 4, 2015 – Baltic Trading Limited (NYSE:BALT) (“Baltic Trading” or the “Company”) today reported its financial results for the three months ended March 31, 2015.

The following financial review discusses the results for the three months ended March 31, 2015 and March 31, 2014.

First Quarter 2015 and Year-to-Date Highlights

•	Entered into a definitive merger agreement with Genco Shipping & Trading Limited (“Genco”) on April 7, 2015, under which Genco agreed to acquire Baltic Trading in a stock-for-stock transaction;

•	Recorded a net loss of $42.4 million, or $0.75 basic and diluted net loss per share, for the first quarter;
o	Excluding a non-cash vessel impairment charge of $30.7 million relating to the sale of the Baltic Tiger and the Baltic Lion, recorded a net loss of $11.6 million, or $0.21 basic and diluted net loss per share for the first quarter

•	Sold the Baltic Tiger and the Baltic Lion for an aggregate purchase price of $68.5 million on April 8, 2015;
o	Reduced debt outstanding by approximately $41 million as a result the sale

•	Entered into a $148 million credit facility with Nordea Bank to refinance the Company’s existing senior secured revolving credit facility and to partially fund the acquisition of the Baltic Scorpion and the Baltic Mantis; and

•	Took delivery of the Baltic Wasp, a newbuilding Ultramax vessel on January 2, 2015;

o	Reached an agreement to charter the vessel at a rate based on 115% of the Baltic Supramax Index for 11.5 to 14.5 months.

Financial Review: 2015 First Quarter

The Company recorded a net loss for the first quarter of 2015 of $42.4 million, or $0.75 basic and diluted net loss per share. Comparatively, for the three months ended March 31, 2014, the Company recorded a net loss of $3.5 million, or $0.06 basic and diluted net loss per share.

EBITDA was $(34.8) million for the three months ended March 31, 2015 versus $3.1 million for the three months ended March 31, 2014.

John C. Wobensmith, President and Chief Financial Officer, commented, “During the first quarter, we entered into a $148 million credit facility and sold two of our vessels, the Baltic Tiger and the Baltic Lion. We also entered into a definitive merger agreement with Genco Shipping & Trading Limited, which we believe will further enhance our industry leadership.”

The Company’s revenues decreased to $6.9 million for the three months ended March 31, 2015 compared to $13.1 million for the three months ended March 31, 2014. The decrease was primarily due to lower rates achieved by the vessels in our fleet during the first quarter of 2015 versus the same period last year, partially offset by the increase in the size of our fleet.

The average daily time charter equivalent, or TCE, rates obtained by the Company’s fleet was $4,941 per day for the three months ended March 31, 2015 as compared to $11,229 for the three months ended March 31, 2014. The decrease in TCE was primarily due to lower spot rates achieved by the vessels in our fleet during the first quarter of 2015 versus the first quarter of 2014. During the first quarter of 2015, excess vessel supply continued to weigh on the drybulk market. Several other factors also contributed towards a weakened rate environment across all vessel classes. Destocking of iron ore inventories at Chinese ports and coal inventories at Chinese power plants, along with seasonally reduced iron ore exports out of Brazil, adversely affected the earnings of Capesize vessels. Furthermore, the sustained Indonesian mineral ore export ban, a decline in steel output, and reduced coal demand all contributed to negatively impact freight rates. Weakened earnings along with strong scrap prices did, however, result in a record pace of demolitions, noticeably reducing net fleet growth for the first quarter of 2015.

Total operating expenses, excluding the non-cash vessel impairment charge of $30.7 million, were $16.6 million for the three months ended March 31, 2015 compared to $15.1 million for the three months ended March 31, 2014. Vessel operating expenses were $6.6 million for the three months ended March 31, 2015 and March 31, 2014, primarily due to the increase in the size of our fleet offset by lower maintenance related expenses. General, administrative and technical management expenses were $2.8 million for the first quarter of 2015 compared to $2.0 million for the first quarter of 2014. The increase was a result of an increase in the size of our fleet as well as higher legal expenses. Depreciation and amortization expenses increased to $5.6 million for the three months ended March 31, 2015 versus $5.1 million for the three months ended March 31, 2014 due to the increase in the size of our fleet slightly offset by a change in estimated residual scrap value. During the quarter beginning July 1, 2014, the Company revised its estimated residual scrap value from $245 per lightweight ton to $310 per lightweight ton, which had the impact of decreasing depreciation expense by approximately $0.1 million for the three months ended March 31, 2015. The change in residual scrap value will only affect depreciation on a prospective basis.

Daily vessel operating expenses, or DVOE, decreased to $4,883 per vessel per day for the first quarter of 2015 from $5,599 per vessel per day for the same quarter in 2014 primarily due to lower maintenance related expenses. We believe daily vessel operating expenses are best measured for comparative purposes over a 12‑month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation. Based on estimates provided by our technical managers and management’s views, our DVOE budget for 2015 is $5,450 per vessel per day on a weighted average basis for the entire year.

Merger Agreement with Genco

As previously announced, Baltic Trading entered into a definitive merger agreement with Genco under which Genco will acquire Baltic Trading in a stock-for-stock transaction. Under the terms of the agreement, Baltic Trading will become an indirect wholly-owned subsidiary of Genco, and Baltic Trading shareholders (other than Genco and its subsidiaries) will receive 0.216 shares of Genco common stock for each share of Baltic Trading common stock they own at closing, with fractional shares to be settled in cash. Upon consummation of the transaction, Genco shareholders are expected to own approximately 84.5 percent of the combined company, and Baltic Trading shareholders (other than Genco and its subsidiaries) are expected to own approximately 15.5 percent of the combined company. Shares of Baltic Trading’s Class B Stock (all of which are owned by a subsidiary of Genco) will be canceled in the merger. Genco expects to have its stock listed on the NYSE upon consummation of the transaction.

The Boards of Directors of both Genco and Baltic Trading established independent special committees to assess a potential transaction and ultimately negotiate the terms on behalf of their respective companies. Both independent special committees unanimously approved the transaction. The Boards of Directors of both companies approved the merger by unanimous vote of directors present and voting, with Peter C. Georgiopoulos, Chairman of the Board of each company, recused for the vote.

Sale of Capesize Vessels to Genco

Also as previously announced, Baltic Trading entered into an agreement under which Genco acquired all of the shares of two single-purpose entities that were wholly owned by Baltic Trading, each of which owns one Capesize drybulk vessel. The aggregate purchase price was $68.5 million, subject to reduction for approximately $41 million of outstanding first-mortgage debt of such single-purpose entities that and an adjustment for the difference between such single-purpose entities’ current assets and total liabilities as of the closing date. Baltic Trading had previously determined to divest these vessels in order to increase its liquidity position and strengthen its balance sheet. Through the transactions, which closed on April 8, 2015, Genco acquired the vessels known as the Baltic Lion and the Baltic Tiger. The independent special committees of both companies’ Boards of Directors reviewed and approved this transaction.

Dividends

Our dividend policy is to pay a variable quarterly dividend equal to our Cash Available for Distribution, during the previous quarter, subject to any reserves our board of directors may from time to time determine are required. As a result of the current market conditions, the application of the formula in our policy did not result in a dividend for the first quarter of 2015, and our Board of Directors did not declare a dividend for the period ended March 31, 2015. Moreover, under the terms of our merger agreement with Genco, we are currently prohibited from paying dividends.

Liquidity and Capital Resources

Cash Flow

Net cash used in operating activities for the three months ended March 31, 2015 was $0.4 million compared to net cash provided by operating activities of $1.4 million for the three months ended March 31, 2014. The $1.8 million change in cash provided by operating activities was a result of the following factors: excluding the non-cash impairment of vessel assets of $30.7 million, the Company recorded a net loss in the amount of $11.6 million for the three months ended March 31, 2015 compared to a net loss of $3.5 million for the three months ended March 31, 2014. As a result of the increase in the size of our fleet, included in the net loss was an increase in depreciation of $0.5 million for the three months ended March 31, 2015 compared to the prior year period. The change in accounts receivable balances year-over-year resulted in an additional $1.1 million of operating cash due to the timing of payments received from charterers. Additionally, the change in prepaid and current assets balances and the change in accounts payable balances resulted in increases in operating cash of resulted in a $1.9 million and $1.5 million, respectively. Furthermore, there was a $1.2 million decrease in deferred drydocking costs incurred in March 31, 2015 compared to the prior year period.

Net cash used in investing activities for the three months ended March 31, 2015 was $3.9 million and primarily related to the purchase of vessels, including deposits made and amounts held in escrow reflected as restricted cash for our newbuilding Ultramax vessels. For the three months ended March 31, 2014, net cash used in investing activities was $17.2 million and predominantly related to deposits made for our newbuilding Ultramax vessels.

Net cash provided by financing activities for the three months ended March 31, 2015 was $9.5 million as compared to net cash used in financing activities of $3.0 million for the three months ended March 31, 2014. Net cash provided by financing activities during the three months of 2015 was due to $115.0 million of proceeds from the $148 Million Credit Facility. This was primarily offset by the following uses of cash: $102.3 million repayment of debt under our 2010 Baltic Trading Credit Facility, $0.7 million repayment of debt under our $44 Million Term Loan Facility and $0.4 million repayment of debt under our $22 Million Term Loan Facility. Net cash used in financing activities for the three months ended March 31, 2014 mainly consisted of $1.7 million in dividends paid, a $0.7 million repayment of debt under our $44 Million Term Loan Facility and a $0.4 million repayment of debt under our $22 Million Term Loan Facility.

Capital Expenditures

We make capital expenditures from time to time in connection with vessel acquisitions. Currently, our fleet consists of two Capesize, two Ultramax, four Supramax, and five Handysize vessels with an aggregate capacity of approximately 863,000 dwt. After the expected delivery of two Ultramax newbuildings that Baltic Trading has agreed to acquire, we will own 15 drybulk vessels, consisting of two Capesize, four Ultramax, four Supramax and five Handysize vessels with a total carrying capacity of approximately 991,000 dwt.

In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings for our fleet. One of our vessels was drydocked during the first quarter of 2015. We currently expect four of our vessels to be drydocked during the remainder of 2015.

As previously announced, we have initiated a fuel efficiency upgrade program for certain of our vessels. We believe this program will generate considerable fuel savings going forward and increase the future earnings potential for these vessels. The upgrades have been successfully installed on five of our vessels, the Baltic Cougar, the Baltic Panther, the Baltic Leopard, the Baltic Jaguar and the Baltic Wind, which completed their respective planned drydocking during 2014. The cost of the upgrades, which will be performed under the planned drydocking schedule for two of our Capesize vessels, is expected to be approximately $500,000 per vessel and is included in our estimated drydocking costs below.

We estimate our capital expenditures related to drydocking for our fleet through the remainder of 2015 to be:

	Q2 2015	Q3-Q4 2015
Estimated Costs (1)	$2.0 million	$2.0 million
Estimated Offhire Days (2)	40	40

(1) Estimates are based on our budgeted cost of drydocking our vessels in China. Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash from operations. These costs do not include drydock expense items that are reflected in vessel operating expenses.

(2) Assumes 20 days per drydocking per vessel. Actual length will vary based on the condition of the vessel, yard schedules and other factors.

The drydocking for the Baltic Fox was completed during the first quarter. The vessel was on planned offhire for 23.8 days in connection with the scheduled drydocking. Capitalized costs associated with this drydocking incurred during the first quarter of 2015 were approximately $0.5 million.

Summary Consolidated Financial and Other Data

The following table summarizes Baltic Trading Limited’s selected consolidated financial and other data for the periods indicated below.

	Three Months Ended
	March 31, 2015	March 31, 2014
	(Dollars in thousands, except share and per share data)
	(unaudited)
INCOME STATEMENT DATA:
Revenues	$6,911	$13,091

Operating expenses:
Voyage expenses	452	420
Voyage expenses to parent	87	168
Vessel operating expenses	6,587	6,551
General, administrative and technical management fees	2,818	1,972
Management fees to parent	1,012	878
Depreciation and amortization	5,631	5,103
Impairment of vessel assets	30,730	-
Total operating expenses	47,317	15,092

Operating loss	(40,406)	(2,001)

Other (expense) income:
Other income (expense)	10	(20)
Interest income	8	10
Interest expense	(1,959)	(1,510)
Other expense, net	(1,941)	(1,520)

Loss before income taxes	(42,347)	(3,521)
Income tax expense	(23)	(12)

Net loss	$(42,370)	$(3,533)

Net loss per share - basic	$(0.75)	$(0.06)

Net loss per share - diluted	$(0.75)	$(0.06)

Shares used in per share calculation - basic	56,669,868	56,165,944

Shares used in per share calculation - diluted	56,669,868	56,165,944

	March 31, 2015	December 31, 2014
BALANCE SHEET DATA:	(unaudited)
Cash (excluding restricted cash)	$15,051	$9,929
Current assets	23,328	19,383
Total assets	540,425	568,218
Current liabilities	25,434	12,892
Total long-term debt (including current portion)	208,463	196,775
Shareholders' equity	323,328	364,882

	Three Months Ended
	March 31, 2015	March 31, 2014
	(unaudited)

Net cash (used in) provided by operating activities	$(412)	$1,422
Net cash used in investing activities	(3,934)	(17,173)
Net cash provided by (used in) financing activities	9,468	(2,981)

	Three Months Ended
	March 31, 2015	March 31, 2014
FLEET DATA:	(unaudited)
Total number of vessels at end of period	15	13
Average number of vessels (1)	15.0	13.0
Total ownership days for fleet (2)	1,349	1,170
Total available days for fleet (3)	1,289	1,114
Total operating days for fleet (4)	1,285	1,108
Fleet utilization (5)	99.7%	99.5%

AVERAGE DAILY RESULTS:
Time charter equivalent (6)	$4,941	$11,229
Daily vessel operating expenses per vessel (7)	4,883	5,599

	Three Months Ended
	March 31, 2015	March 31, 2014
	(Dollars in thousands)
EBITDA Reconciliation:	(unaudited)
Net loss	$(42,370)	$(3,533)
+ Net interest expense	1,951	1,500
+ Depreciation and amortization	5,631	5,103
+ Income tax expense	23	12
EBITDA(8)	$(34,765)	$3,082

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during the period divided by the number of calendar days in that period.
(2) We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
(3) We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels between time charters. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.
(4) We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(5) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.
(6) We define TCE rates as our net voyage revenue (voyage revenues less voyage expenses (including voyage expenses to Parent)) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.
(7) We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.
(8) EBITDA represents net income (loss) plus net interest expense, taxes, and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in consolidating internal financial statements and it is presented for review at our board meetings. For these reasons, we believe that EBITDA is a useful measure to present to our investors. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies.

Baltic Trading Limited’s Fleet

Baltic Trading Limited transports iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes. Baltic Trading Limited’s current fleet consists of two Capesize, two Ultramax, four Supramax, and five Handysize vessels with an aggregate capacity of approximately 863,000 dwt. After the expected delivery of two Ultramax newbuildings that Baltic Trading has agreed to acquire, we will own 15 drybulk vessels, consisting of two Capesize, four Ultramax, four Supramax and five Handysize vessels with a total carrying capacity of approximately 991,000 dwt.

Our current fleet contains five groups of sister ships, which are vessels of virtually identical sizes and specifications. We believe that maintaining a fleet that includes sister ships reduces costs by creating economies of scale in the maintenance, supply and crewing of our vessels. As of May 4, 2015, the average age of our current fleet was 4.6 years, as compared to the average age for the world fleet of approximately nine years for the drybulk shipping segments in which we compete.

The following table reflects the current employment of Baltic Trading’s fleet and information on vessels expected to join Baltic Trading’s fleet:

Vessel	Year Built	Charterer	Charter Expiration(1)	Employment Structure	Expected Delivery(2)

Capesize Vessels
Baltic Bear	2010	Swissmarine Services S.A.	April 2016	102.5% of BCI (3)
Baltic Wolf	2010	Swissmarine Services S.A.	November 2015	101.5% of BCI (4)
Ultramax Vessels
Baltic Hornet	2014	Swissmarine Asia Pte. Ltd.	November 2015	115.5% of BSI (5)
Baltic Wasp	2015	Pioneer Navigation Ltd.	December 2015	115% of BSI (6)
Baltic Scorpion	2015	TBD	TBD	TBD	Q2 2015
Baltic Mantis	2015	TBD	TBD	TBD	Q3 2015

Supramax Vessels
Baltic Leopard	2009	Caltrek Freight and Trading Ltd.	May 2015	91% of BSI (7)
Baltic Panther	2009	Bulkhandling Handymax A/S	August 2015	Spot Pool (8)
Baltic Jaguar	2009	Norvic Shipping North America Inc./Harmony Innovation Shipping Ltd.	May/June 2015	$8,500/$6,500 (9)
Baltic Cougar	2009	Bulkhandling Handymax A/S	August 2015	Spot Pool (8)
Handysize Vessels
Baltic Wind	2009	Trammo Bulk Carriers	January 2016	107% of BHSI (10)
Baltic Cove	2010	Trammo Bulk Carriers	May 2015	106% of BHSI (11)
Baltic Breeze	2010	Clipper Bulk Shipping Ltd.	July 2015	103.5% of BHSI (12)
Baltic Fox	2010	Clipper Logger Pool	November 2015	Spot Pool (13)
Baltic Hare	2009	Clipper Logger Pool	November 2015	Spot Pool (13)

(1)	The charter expiration dates presented represent the earliest dates that our charters may be terminated in the ordinary course. Under the terms of each contract, the charterer is entitled to extend the time charters from two to four months in order to complete the vessel's final voyage plus any time the vessel has been off-hire.
(2)	The dates for the vessels being delivered in the future are estimates based on guidance received from the sellers.

(3)	We have agreed to an extension with Swissmarine Services S.A. on a spot market-related time charter for 11 to 13.5 months based on 102.5% of the average of the daily rates of the Baltic Capesize Index (BCI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid in arrears net of a 5.75% brokerage commission, which includes the 1.25% commission payable to Genco Shipping & Trading Limited (“Genco”). The extension began on May 1, 2015 after the vessel exited drydocking for scheduled maintenance.
(4)	We have reached an agreement with Swissmarine Services S.A. on a spot market-related time charter for 11.5 to 14.5 months based on 101.5% of the average of the daily rates of the BCI, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 5.00% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on December 9, 2014.
(5)	We have reached an agreement with Swissmarine Asia Pte. Ltd. on a spot market-related time charter for 12 to 15 months based on 115.5% of the average of the daily rates of the Baltic Supramax Index (BSI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on November 1, 2014.
(6)	We have reached an agreement with Pioneer Navigation Ltd. on a spot market-related time charter for 11.5 to 14.5 months based on 115% of the average of the daily rates of the BSI, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on January 6, 2015.
(7)	The vessel redelivered to Baltic Trading on May 4, 2015 and is currently awaiting next employment.
(8)	We have reached an agreement to enter these vessels into the Bulkhandling Handymax A/S Pool, a vessel pool trading in the spot market of which Torvald Klaveness acts as the pool manager. Baltic Trading can withdraw a vessel with three months’ notice.
(9)	We have reached an agreement with Harmony Innovation Shipping Ltd. on a time charter for approximately 25 days at a rate of $6,500 per day. Hire is paid every 15 days in advance less a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel is expected to deliver to charterers on or about May 9, 2015 after repositioning. The vessel is expected to redeliver to Baltic Trading on or about May 4, 2015.
(10)	We have reached an agreement with Trammo Bulk Carriers on a spot-market related time charter for 15.5 to 19.5 months based on 107% of the average of the daily rates of the Baltic Handysize Index (BHSI), published by the Baltic Exchange, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The vessel delivered to charterers on October 3, 2014.
(11)	We have reached an agreement with Trammo Bulk Carriers on a spot market-related time charter for a minimum of 10.5 months based on 106% of the average of the daily rates of the BHSI, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco.
(12)	We have reached an agreement with Clipper Bulk Shipping Ltd. on a spot-market related time charter based on 103.5% of the average of the daily rates of the BHSI, as reflected in daily reports. Hire is paid every 15 days in arrears net of a 6.25% brokerage commission, which includes the 1.25% commission payable to Genco. The minimum and maximum expiration dates of the time charter are July 17, 2015 and October 1, 2015, respectively. The vessel delivered to charterers on November 7, 2014.
(13)	We have reached an agreement to enter these vessels into the Clipper Logger Pool, a vessel pool trading in the spot market of which Clipper Group acts as the pool manager. Baltic Trading can withdraw the vessels with a minimum notice of six months.

About Baltic Trading Limited

Baltic Trading Limited is a drybulk company focused on the spot charter market. Baltic Trading transports iron ore, coal, grain, steel products and other drybulk cargoes along global shipping routes. Baltic Trading Limited’s current fleet consists of two Capesize, two Ultramax, four Supramax, and five Handysize vessels with an aggregate capacity of approximately 863,000 dwt. After the expected delivery of two Ultramax newbuildings that Baltic Trading has agreed to acquire, we will own 15 drybulk vessels, consisting of two Capesize, four Ultramax, four Supramax and five Handysize vessels with a total carrying capacity of approximately 991,000 dwt.

Conference Call Announcement

Baltic Trading Limited announced that it will hold a conference call on Tuesday, May 5, 2015 at 8:30 a.m. Eastern Time to discuss its 2015 first quarter financial results. The conference call and a presentation will be simultaneously webcast and will be available on the Company’s website, www.BalticTrading.com. To access the conference call, dial (888) 401-4668 or (719) 457-1035 and enter passcode 9111551. A replay of the conference call can also be accessed for two weeks by dialing (888) 203-1112 or (719) 457-0820 and entering the passcode 9111551. The Company intends to place additional materials related to the earnings announcement, including a slide presentation, on its website prior to the conference call.

Website Information

We intend to use our website, www.BalticTrading.com, as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Such disclosures will be included in our website’s Investor Relations section. Accordingly, investors should monitor the Investor Relations portion of our website, in addition to following our press releases, SEC filings, public conference calls, and webcasts. To subscribe to our e-mail alert service, please click the “Receive E-mail Alerts” link in the Investor Relations section of our website and submit your email address. The information contained in, or that may be accessed through, our website is not incorporated by reference into or a part of this document or any other report or document we file with or furnish to the SEC, and any references to our website are intended to be inactive textual references only.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements use words such as “anticipate,” “budget,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward looking statements are based on management’s current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) declines in demand or rates in the drybulk shipping industry; (ii) prolonged weakness in drybulk shipping rates; (iii) changes in the supply of or demand for drybulk products, generally or in particular regions; (iv) changes in the supply of drybulk carriers including newbuilding of vessels or lower than anticipated scrapping of older vessels; (v) changes in rules and regulations applicable to the cargo industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities; (vi) increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube, oil, bunkers, repairs, maintenance and general, administrative, and management fee expenses; (vii) whether our insurance arrangements are adequate; (viii) changes in general domestic and international political conditions; (ix) acts of war, terrorism, or piracy; (x) changes in the condition of the Company’s vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures; (xi) the amount of offhire time needed to complete repairs on vessels and the timing and amount of any reimbursement by our insurance carriers for insurance claims, including offhire days; (xii) the Company’s acquisition or disposition of vessels; (xiii) our ability to leverage Genco’s relationships in the shipping industry; (xiv) the completion of definitive documentation with respect to charters; (xv) charterers’ compliance with the terms of their charters in the current market environment; (xvi) the fulfillment of the closing conditions under, or the execution of additional documentation for, the Company’s agreements to acquire vessels; (xvii) obtaining, completion of definitive documentation for, and funding of financing for the vessel acquisitions on acceptable terms; (xviii) the risk that the closing of the merger is substantially delayed or does not occur; (xix) factors listed in Genco’s registration statement on Form S-4 filed with the Securities and Exchange Commission on May 4, 2015, as the same may be amended; and other factors listed from time to time in our public filings with the Securities and Exchange Commission including, without limitation, the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (as amended) and its subsequent reports on Form 10-Q and Form 8-K. Our ability to pay dividends in any period will depend upon various factors, including the limitations under any credit agreements to which we may be a party, applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of our financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary. We do not undertake any obligation to update or revise any forward‑looking statements, whether as a result of new information, future events or otherwise.
Important Information for Investors and Shareholders

In connection with the proposed transaction between Genco and Baltic Trading, Genco and Baltic Trading intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), including a Genco registration statement on Form S-4 filed on May 4, 2015 that includes a preliminary joint proxy statement of Genco and Baltic Trading that also constitutes a preliminary prospectus of Genco. The definitive joint proxy statement/prospectus will be delivered to shareholders of Genco and Baltic Trading. INVESTORS AND SECURITY HOLDERS OF GENCO AND BALTIC TRADING ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENCO, BALTIC TRADING AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Genco and Baltic Trading through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Genco (when available) will be available free of charge on Genco's internet website at www.gencoshipping.com. Copies of the documents filed with the SEC by Baltic Trading (when available) will be available free of charge on Baltic Trading's internet website at www.baltictrading.com.

Participants in the Merger Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, Genco, Baltic Trading, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. In addition, Genco and Baltic Trading have retained D.F. King & Co., Inc. to solicit proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Genco and Baltic Trading shareholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the preliminary joint proxy statement/prospectus. Information about the directors and executive officers of Genco and Baltic Trading is set forth in the preliminary joint proxy statement/prospectus and amendments to both companies' Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on April 30, 2015. These documents are available free of charge from the sources indicated above.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.